GT.COM Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership. Board of Directors Carvana, LLC We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria (“Management’s Report”), that Carvana, LLC (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission’s Regulation AB for certain asset-backed securities transactions for which the Company acted as administrator involving a pool of fixed rate retail installment contracts used to finance the purchase of used automobiles, light-duty trucks, SUVs, and vans (the “Platform”) as of and for the year ended December 31, 2023, for criteria 1122(d)(1)(i), 1122(d)(1)(iii), 1122(d)(3)(i)(C), and 1122(d)(4)(iii), which management has determined are applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the asset-backed transactions and securities defined by management in Appendix A of Management’s Report. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the applicable servicing criteria for the Platform based on our examination. Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company’s servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the applicable servicing criteria. We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM GRANT THORNTON LLP 27777 Franklin Road Suite 800 Southfield, MI 48034 D +1 248 262 1950 F +1 248 350 3581 Exhibit 34.4

In our opinion, management’s assertion that Carvana, LLC complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2023 for the Platform is fairly stated, in all material respects. Southfield, Michigan March 26, 2024 /s/ Grant Thornton LLP